FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* DOUGLAS III JOHN B.	2. Issuer Name and Ticker or Trading Symbol Millennium Pharmaceuticals, Inc. (MLNM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President and General Counsel
(Last) (First) (Middle) Millennium Pharmaceuticals, Inc. 75 Sidney Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year October 17, 2002
(Street) Cambridge, MA 02139		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								13,347(1)	D
Common Stock								800(2)	I	by daughter
Common Stock								800(3)	I	by son
Common Stock								800(4)	I	by daughter
Common Stock								353(5)	I	by 401(k) plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee stock option (right to buy)	$19.49	2/27/02		A	V	11,100		(6)	2/27/12	Common stock	11,100		11,100	D
Employee stock option (right to buy)	$22.04	3/27/02		A	V	11,100		(6)	3/27/12	Common stock	11,100		11,100	D
Employee stock option (right to buy)	$18.42	4/26/02		A	V	11,100		(7)	4/26/12	Common stock	11,100		11,100	D
Employee stock option (right to buy)	$7.99	10/17/02		A		12,500		(8)	10/17/12	Common stock	12,500		12,500	D

Explanation of Responses:

(1) Includes 1,156 shares acquired on 4/30/02 under the Millennium's Employee Stock Purchase Plan.
(2) Held by custodian for Katherine Douglas under the Uniform Transfer to Minors Act. Mr. Douglas disclaims beneficial ownership of these shares.
(3) Held by custodian for John Douglas under the Uniform Transfer to Minors Act. Mr. Douglas disclaims beneficial ownership of these shares.
(4) Held by custodian for Joanna Douglas under the Uniform Transfer to Minors Act. Mr. Douglas disclaims beneficial ownership of these shares.
(5) Reflects shares of Millennium's common stock allocated to Mr. Douglas' account under Millennium's 401(k) plan as of December 31, 2001.
(6) Becomes exercisable for 1/48th of the number of shares granted monthly beginning 3/27/02.
(7) Becomes exercisable for 1/48th of the number of shares granted on 4/26/02 and for 1/48th of the number of shares granted monthly beginning 4/27/02.
(8) Becomes exercisable for 1/53rd of the number of shares granted monthly beginning 11/17/02.

By: /s/ JOHN B. DOUGLAS III John B. Douglas III **Signature of Reporting Person	10/18/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.